As filed with the Securities and Exchange Commission on November 17, 2025

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

RENT THE RUNWAY, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7389	80-0376379
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
	10 Jay Street Brooklyn, New York 11201 (212) 524-6860
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jennifer Y. Hyman Co-Founder and Chief Executive Officer Rent the Runway, Inc. 10 Jay Street Brooklyn, New York 11201 (212) 524-6860
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Nicole Brookshire

Paul Scrivano

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017
(212) 450-4000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted

SUBJECT TO COMPLETION, DATED NOVEMBER 17, 2025

PRELIMINARY PROSPECTUS

RENT THE RUNWAY, INC.

28,532,444 Shares of Class A Common Stock

Offered by the Selling Stockholders

This prospectus relates to the offer and sale from time to time by the Selling Stockholders named in this prospectus (the “Selling Stockholders”) of up to 28,532,444 shares of our Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”).

Our registration of the securities covered by this prospectus does not mean that the Selling Stockholders will offer or sell any of our shares of Class A Common Stock. We provide more information about how the Selling Stockholders may sell the shares in the section entitled “Plan of Distribution.”

We are registering the securities for resale pursuant to the Selling Stockholders’ registration rights under certain agreements among us, Jennifer Hyman and the Selling Stockholders. We will not receive any proceeds from the sale of shares of Class A Common Stock by the Selling Stockholders pursuant to this prospectus.

Our Class A Common Stock is traded on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “RENT.” On November 14, 2025, the last reported sale price of our shares of Class A Common Stock on Nasdaq was $4.43 per share.

We are a “smaller reporting company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and the documents incorporated by reference herein and may elect to comply with reduced public company reporting requirements in future filings.

Investing in our Class A Common Stock involves significant risks. See “Risk Factors” beginning on page 5 of this prospectus and those identified under “Risk Factors” in any subsequent reports that we file with the Securities and Exchange Commission (the “SEC”).

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

, 2025

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC. The exhibits to the registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus. Because these summaries may not contain all the information that you may find important in deciding whether to subscribe for shares of our Class A Common Stock, you should review the full text of these documents. The registration statement and the exhibits can be obtained from the SEC as indicated under the section entitled “Where You Can Find More Information.”

In this prospectus, “Rent the Runway,” “RTR,” the “company,” “we,” “us” and “our” refer to Rent the Runway, Inc. and its consolidated subsidiaries. Neither we nor the Selling Stockholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus. We and the Selling Stockholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. Neither we nor the Selling Stockholders are making offers to sell, or seeking offers to buy, securities in jurisdictions where offers and sales are not permitted. You should not assume that the information in this prospectus, any applicable prospectus supplement or any documents incorporated by reference are accurate as of any date other than the date of the applicable document. Since the respective dates of this prospectus and the documents incorporated by reference into this prospectus, our business, financial condition, results of operations and prospects may have changed.

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC using the “shelf” registration process. Under this shelf registration process, the Selling Stockholders may, from time to time, sell the securities offered by them described in this prospectus. We will not receive any proceeds from the sale by such Selling Stockholders of the securities offered by this prospectus.

We may also provide a prospectus supplement or post-effective amendments to the registration statement to add information to, or update or change information contained in, this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendments to the registration statement together with the additional information to which we refer you in the section of this prospectus entitled “Where You Can Find More Information.”

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SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this prospectus carefully, including the documents incorporated by reference, before deciding to invest in the securities.

Business Overview

Our mission is to power women to feel their best every day.

Since our founding in November 2009, we have built the world’s first shared designer closet with thousands of styles by hundreds of brand partners. We give customers access to our “Unlimited Closet” through our subscription offering (“Subscription”) or the ability to rent a-la-carte through our reserve offering (“Reserve”). We also give our subscribers and customers the ability to buy our products through our Resale offering. Our “Closet in the Cloud” offers a wide assortment of items for every occasion, from evening wear and accessories to ready-to-wear, workwear, denim, casual, maternity, outerwear, blouses, knitwear, loungewear, jewelry, handbags, activewear and ski wear. We have served approximately 3 million lifetime customers across all of our offerings, and we had 185,102 total subscribers (active and paused) as of July 31, 2025. We had 146,373 active subscribers as of July 31, 2025. For each of the six months ended July 31, 2025 and 2024, 89% of our total revenue was generated by subscribers, while they were active or paused.

We have created a two-sided discovery engine: customers find new brands they love and brand partners find new customers they need. For customers, we unlock freedom of self-expression through access to our “Unlimited Closet” that has a constantly rotating supply of styles for all occasions, seasons, moods and price points. This leads to deep engagement with our platform as customers discover new brands they love. Brand partners are able to tap into our large, engaged community to discover new customers and get unparalleled data insights. All of this helps them grow and run their businesses and encourages them to partner more closely with us over time.

When our customers use Rent the Runway, they experience the magic of accessing an “Unlimited Closet” while saving money and time and reducing clothing waste. We deliver significant financial value to customers, with our average subscriber wearing clothes worth more than 26 times what she pays for a monthly RTR subscription on an annualized basis (more than $49,000 in designer retail value in fiscal year 2024).

Our evolving selection of products is enabled by our designer brand partnerships. We source virtually all of our products directly from or in partnership with our brand partners that include many of the most renowned and relevant names in the fashion industry. The nature of our customer value proposition means our customers are typically younger and/or different from other audiences our brands are exposed to. According to our June 2021 Rent the Runway Brand Survey, approximately 91% of our brand partners work with us because we introduce them to new, desirable customers and deepen awareness of their brands. Over the last 15 years, we have fostered strong relationships with our brand partners and have experienced limited voluntary attrition. Our Closet in the Cloud connects our deeply engaged customers and our differentiated brand partners on a powerful platform built around our brand, data, logistics and technology advantages.

•	Brand Partner Advantage: Our assortment contains thousands of new, current season styles that luxury competitors simultaneously carry-all available for Subscription, Reserve, and/or Resale at much lower prices. We believe our engaged and loyal customer base paired with the data that we offer to our brand partners makes us an essential destination for many of the world’s most important brands. Over time, our commercial relationships with our brand partners have evolved towards more capital efficient forms of rental product acquisition.

•	Data Advantage: We capture a vast amount of unique, actionable data on our customers and products. We leverage this data to create benefits for our customers (deep personalization of styles and fit), brand partners (understanding of customer demand patterns and garment lifecycle) and our business (higher subscriber lifetime value and better product return on investment).

•	Technology and Logistics Advantage: We have developed a proprietary operating system that pairs proprietary software with differentiated infrastructure and hardware. Our expertise in vertically integrated just-in-time reverse logistics and garment science allows us to achieve multi-year monetization on our garments. We have also built a custom platform that supports all of our consumer-facing offerings on our website and app.

Recent Developments

Recapitalization Transactions

On October 28, 2025, we completed the previously announced recapitalization transactions to enhance our financial position and financial flexibility by significantly reducing our existing indebtedness, improving our borrowing rate and extending the maturity of our remaining indebtedness (the “Recapitalization Transactions”).

On October 28, 2025, in connection with the closing of the Recapitalization Transactions, pursuant to the terms of the Exchange Agreement, dated as of August 20, 2025 (the “Exchange Agreement”), by and between Rent the Runway and CHS US Investments LLC (“Lender”), Lender contributed all amounts owing to Lender under Rent the Runway’s credit agreement, dated as of July 23, 2018 in excess of $100 million in exchange for 26,175,193 shares of Class A Common Stock (the “Term Loan Equitization”), of which 7,852,558 shares were subsequently sold by Lender to Gateway Runway, LLC (“Nexus”) and S3 RR Aggregator, LLC (“STORY3” and, collectively with Lender and Nexus, the “Investor Group”) for gross proceeds of $30.0 million. All shares issued in connection with the Term Loan Equitization were issued in a transaction pursuant to Section 4(a)(2) of the Securities Act. As a result of the Recapitalization Transactions, our total outstanding indebtedness was reduced to $120 million, and the maturity date of our term loans was extended to October 28, 2029.

In connection with the closing of the Recapitalization Transactions, all outstanding shares of our Class B Common Stock, par value $0.001 per share (the “Class B Common Stock”), were converted into shares of Class A Common Stock on a one-for-one basis, such that no shares of Class B Common Stock remain outstanding. As of October 28, 2025, following the closing of the Recapitalization Transactions, we had 33,358,709 shares of Class A Common Stock issued and outstanding.

Departure of Directors

On August 20, 2025, Timothy Bixby, Jennifer Fleiss, Scott Friend, Beth Kaplan, Daniel Rosensweig and Michael Roth tendered their resignation from the board of directors of Rent the Runway (the “Board”) and all committees on which they serve, contingent upon the consummation of the Recapitalization Transactions and the Board accepting such resignations, to be effective upon acceptance (the “Resignations”). On October 28, 2025, the Board accepted the Resignations, effective immediately. The Resignations were not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices, and were tendered solely to facilitate the Recapitalization Transactions and reconstitute the Board pursuant to the terms of the Exchange Agreement and investor rights agreement, dated August 20, 2025, by and among Rent the Runway, Inc., Lender, Nexus, STORY3 and entities affiliated with Jennifer Hyman (the “Investor Rights Agreement”).

Appointment of Directors

Pursuant to the Investor Rights Agreement and the Exchange Agreement, the Company and Lender agreed to take all commercially reasonable actions as may be necessary to cause, as of the closing of the Recapitalization Transactions, the Board to consist of seven members, including Jennifer Hyman, a director selected by Ms. Hyman and approved by the Investor Group, a director designated by Nexus, a director designated by STORY3 and three directors designated by the Board (such three directors, the “Investor Directors”).

On October 28, 2025, the Board appointed Teri Bariquit, Peter Comisar, Dhiren Fonseca, Damian Giangiacomo and Daniel Rosensweig to serve as directors pursuant to the Exchange Agreement, effective immediately. Mr. Comisar and Mr. Giangiacomo were appointed to serve as Class I directors, Ms. Bariquit and Mr. Rosensweig were appointed to serve as Class II directors and Mr. Fonseca was appointed to serve as a Class III director, with Ms.

Hyman remaining on the Board as a Class III director. While as of the closing of the Recapitalization Transactions the Board consisted of six directors, the Investor Group has advised us that it is continuing to use commercially reasonable efforts to identify and designate a third Investor Director to the Board and intends to do so as promptly as practicable. Concurrently with their appointments to the Board, Mr. Giangiacomo and Mr. Rosensweig were appointed to the Audit Committee, and Mr. Fonseca was appointed to serve as Executive Chair of the Board.

Corporate Information

We were incorporated as Rent the Runway, Inc. in Delaware on March 3, 2009. Our principal executive offices are located at 10 Jay Street, Brooklyn, New York 11201. Our telephone number is (212) 524-6860. Our website address is www.renttherunway.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

THE OFFERING

The following summary describes the principal terms of this offering, but it is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus.

Issuer	Rent the Runway, Inc.
Shares of Class A Common Stock offered by the Selling Stockholders	Up to 28,532,444 shares of Class A Common Stock.
Use of Proceeds	We will not receive any proceeds from the sale of shares of Class A Common Stock by the Selling Stockholders.
Market for Class A Common Stock	Our Class A Common Stock is currently traded on Nasdaq under the symbol “RENT.”
Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider before investing in our securities. For additional information concerning the offering, see “Plan of Distribution.”

RISK FACTORS

Investing in our Class A Common Stock involves risks. Before you make a decision to buy our Class A Common Stock, you should carefully consider the following risks, together with other risks incorporated by reference in this prospectus from our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, and all other information contained or incorporated by reference into this prospectus, and the risks and information contained in any applicable prospectus supplement or free writing prospectus. See “Where You Can Find More Information.” These risks could have a material adverse effect on our business, financial condition and results of operations. The trading price of our Class A Common Stock could decline due to any of these risks, and you may lose all or part of your investment. Additionally, the risks and uncertainties incorporated by reference in this prospectus or any prospectus supplement are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may become material and adversely affect our business.

Risks Relating to the Recapitalization Transactions Generally

We may fail to realize all of the anticipated benefits and synergies of the Recapitalization Transactions, or those benefits and synergies may take longer to realize than expected due to factors that may be outside our control.

On October 28, 2025, we closed the Recapitalization Transactions to enhance our financial position and financial flexibility by significantly reducing our existing indebtedness. See “Summary—Recent Developments”. We may fail to realize the anticipated benefits of the Recapitalization Transactions, including, among other things, anticipated revenue and cost synergies, due to factors that may be outside our control. Our ability to continue to grow our business depends upon our ability to successfully hire, train, supervise, retain and manage new team members, obtain financing for our capital needs, expand our systems effectively, control increasing costs, allocate our human resources optimally, maintain clear lines of communication between our operational functions and our finance and accounting functions and manage the pressures on our management and administrative, operational and financial infrastructure. If we fail to realize the anticipated benefits of the Recapitalization Transactions, or if those benefits take longer to realize than expected, it could have an adverse effect on our business, financial condition and results of operations.

Failure to manage our Board transition and related changes could materially adversely affect our business.

Our success depends to a significant degree on the continued contributions of members of our senior management and other key officers, and the loss of any such persons could have a material adverse effect on our business. To facilitate the Recapitalization Transactions, on August 20, 2025, Timothy Bixby, Jennifer Fleiss, Scott Friend, Beth Kaplan, Daniel Rosensweig, and Michael Roth tendered their resignations from the Board and all committees on which they served, contingent upon the consummation of the Recapitalization Transactions and the Board accepting such resignations, to be effective upon acceptance. On October 28, 2025, the Board accepted these resignations, effective immediately.

Although the Board has been restructured with the appointments of Teri Bariquit, Peter Comisar, Dhiren Fonseca, Damian Giangiacomo, and Daniel Rosensweig, and additional changes to the Audit Committee and the designation of Mr. Fonseca as Executive Chair, this transition may cause temporary uncertainty and disruption. Additionally, the Investor Group has indicated that it is continuing to use commercially reasonable efforts to identify and designate a third Investor Director to the Board, which could take place in the near future.

The potential uncertainty and disruption resulting from the Board transition, along with the ongoing efforts to identify a third Investor Director, could have an adverse effect on our business, financial condition and results of operations. For more information on the Board transition, see “Summary – Recent Developments.”

In connection with the Recapitalization Transactions, we entered into a new credit agreement, which includes covenants that could restrict our operations or our ability to pursue growth strategies and initiatives, and failure to comply with these covenants could have a material adverse effect on our business, financial condition and results of operations.

Upon the closing of the Recapitalization Transactions, we entered into an amended and restated credit agreement (the “New Credit Agreement”), by and among Rent the Runway, as borrower, CHS (US) Management

LLC, as administrative agent (“Agent”), and the Investor Group, as lenders. The New Credit Agreement amended and restated our prior credit agreement, dated as of July 23, 2018, by and among Rent the Runway, as borrower, Lender, as a lender, and CHS (US) Management LLC (as successor-in-interest to Double Helix Pte Ltd.), as administrative agent (as amended, amended and restated, supplemented or otherwise modified from time to time prior to entering to the New Credit Agreement, the “Prior Credit Agreement”). The New Credit Agreement contains negative covenants that limit our ability to, among other things, incur additional indebtedness, pay dividends, redeem stock or make other distributions, amend our material agreements, make investments, incur liens, make negative pledges, consolidate, merge, sell or otherwise dispose of all or substantially all of our assets, and enter into certain transactions with affiliates. Our obligation to comply with such covenants could decrease our operating flexibility and our ability to achieve our operating objectives, which could have an adverse affect on our business, financial condition and results of operations.

Further, in the past we have sought waivers and/or concessions from our Lender to ensure our continued compliance with certain covenants under our Prior Credit Agreement, and we may in the future be unable to comply with the covenants under the New Credit Agreement. If we were unable to comply with our covenants and successfully negotiate with the Investor Group for a waiver or dispensation of such covenants under the New Credit Agreement, Agent would have the right to accelerate repayment of all outstanding obligations under the New Credit Agreement, which would become immediately due and payable, and exercise all other rights and remedies available under the New Credit Agreement. While our Lender has previously granted waivers or entered into amendments to the Prior Credit Agreement to avoid certain events of default, there can be no assurance that the Investor Group will be willing to do so in the future. In addition, the rights of the Investor Group under the New Credit Agreement are transferable and assignable, and any transferee may not be willing to grant such waivers or enter into such amendments, or have interests that align with us and our stockholders. Therefore, any failure to comply with the covenants under the New Credit Agreement and negotiate with the Investor Group could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Ownership of Our Class A Common Stock

We are currently noncompliant with Nasdaq Marketplace Rule 5605(c)(2)(A), which requires listed companies to have at least three audit committee members.

On October 28, 2025, we notified Nasdaq of our non-compliance with Nasdaq Rule 5605(c)(2)(A), which requires that the Audit Committee be comprised of three independent directors, and our intent to rely on the cure period provided by Nasdaq Rule 5605(c)(4)(B).

While we intend to appoint an independent director to the Audit Committee no later than our 2026 annual meeting of stockholders, as provided by Nasdaq Rule 5605(c)(4)(B), there can be no assurances that we will be able to evidence compliance with all applicable requirements for continued listing on Nasdaq within the required timeframe. The failure to meet continuing compliance standards subjects our Class A Common Stock to a possible delisting. A delisting of our Class A Common Stock would have an adverse effect on the market liquidity of our Class A Common Stock and, as a result, the market price for our Class A Common Stock could become more volatile. Further, a delisting also could make it more difficult for us to raise additional capital.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical fact contained in this prospectus and the documents incorporated by reference may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “aims,” “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “forecasts,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions.

The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the important factors described under the heading “Risk Factors” in our Quarterly Report on Form 10-Q for the period ended July 31, 2025, and those identified under “Risk Factors” in any subsequent reports that we file with the SEC. The forward-looking statements in this prospectus are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this prospectus, whether as a result of any new information, future events or otherwise.

USE OF PROCEEDS

All of the Class A Common Stock offered by the Selling Stockholders pursuant to this prospectus will be sold by the Selling Stockholders for their respective accounts. We will not receive any proceeds from these sales.

The Selling Stockholders will pay any underwriting fees, discounts and selling commissions incurred by such Selling Stockholders in disposing of their Class A Common Stock. We will bear all other costs, fees and expenses incurred in effecting the registration of the Class A Common Stock covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of counsel and independent registered public accountants.

MARKET INFORMATION FOR COMMON STOCK AND DIVIDEND POLICY

Market Information

Our Class A Common Stock is traded on Nasdaq under the symbol “RENT.”

Holders of Record

As of November 14, 2025, there were 139 holders of record of our Class A Common Stock and 33,390,904 shares of Class A Common Stock issued and outstanding. The closing price per share of our Class A Common Stock was $4.43 as reported on Nasdaq. The number of stockholders of record is based upon the actual number of holders registered on this date and does not include an undetermined number of holders of Class A Common Stock in “street name” by brokers or other entities on behalf of stockholders.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all future earnings and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, subject to compliance with applicable law and contractual restrictions in the agreements governing our current and future indebtedness, including the New Credit Agreement, and will depend on a number of then-existing factors, including our business prospects, results of operations, financial condition, cash requirements and availability and other factors that our Board may deem relevant.

PRINCIPAL SECURITYHOLDERS

The following table sets forth certain information with respect to our beneficial ownership of our Class A and Class B Common Stock as of November 14, 2025, referred to in the table below as the “Beneficial Ownership Date,” by:

each beneficial owner of 5% or more of the outstanding shares of our Class A Common Stock;

each of our directors and director nominees;

each of our named executive officers; and

all directors, director nominees and executive officers as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

The beneficial ownership percentages set forth in the table below are based on 33,390,904 shares of Class A Common Stock issued and outstanding as of November 14, 2025. Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned Class A Common Stock.

Unless otherwise indicated, the address of all listed stockholders is our principal executive offices located at 10 Jay Street, Brooklyn, New York 11201.

	Shares Beneficially Owned
	Class A	Class B	Total(1)
Named Executive Officers and Directors:
Jennifer Hyman(2)	157,593	159	*
Sid Thacker(3)	32,045	—	*
Sarah Tam(4)	23,786	—	*
Teri Bariquit	—	—	*
Peter Comisar	—	—	*
Dhiren Fonseca	—	—	*
Damian Giangiacomo	—	—	*
Daniel Rosensweig(5)	5,117	—	*
All executive officers and directors as a group (10 persons)(6)	259,816	159	*

5% Stockholders:
CHS US Investments LLC(7)	19,983,656	—	59.9%
Entities affiliated with Nexus Capital Management(8)	4,274,394	—	12.8%
Entities affiliated with STORY3 Capital Partners(9)	4,274,394	—	12.8%

*	Represents beneficial ownership of less than 1%.

(1)	Calculated as % of Class A Common Stock or Class B Common Stock as of November 14, 2025 plus any RSUs that will vest within 60 days of November 14, 2025.

(2)	Includes (i) 140,957 shares of Class A Common Stock held by Ms. Hyman; (ii) 6,115 shares of Class A Common Stock held by Ms. Hyman’s spouse; (iii) 159 vested RSUs relating to Class B Common Stock that are subject to delayed settlement in connection with the Recapitalization Transactions; and (iv) 10,521 RSUs relating to Class A Common Stock that will vest within 60 days of November 14, 2025. In connection with the consummation of the Recapitalization Transactions, it is expected that Ms. Hyman will receive an equity award grant in connection with which she will agree to forfeit all of her outstanding equity awards as of immediately prior to the closing of the Recapitalization Transactions, including any RSUs that are subject to delayed settlement or that would vest within 60 days of November 14, 2025.

(3)	Includes (i) 26,525 shares of Class A Common Stock held by Mr. Thacker; (ii) 937 vested RSUs that are subject to delayed settlement in connection with the Recapitalization Transactions; and (iii) 4,583 RSUs relating to Class A Common Stock that will vest within 60 days of November 14, 2025. In connection with the consummation of the Recapitalization Transactions, it is expected that Mr. Thacker will receive an equity award grant in connection with which he will agree to forfeit all of his outstanding equity awards as of immediately prior to the closing of the Recapitalization Transactions, including any RSUs that are subject to delayed settlement or that would vest within 60 days of November 14, 2025.

(4)	Includes (i) 21,755 shares of Class A Common Stock held by Ms. Tam and (ii) 2,031 RSUs relating to Class A Common Stock that will vest within 60 days of November 14, 2025. In connection with the consummation of the Recapitalization Transactions, it is expected that Ms. Tam will receive an equity award grant in connection with which she will agree to forfeit all of her outstanding equity awards as of immediately prior to the closing of the Recapitalization Transactions, including any RSUs that are subject to delayed settlement or that would vest within 60 days of November 14, 2025.

(5)	Includes (i) 4,956 shares of Class A Common Stock held by Mr. Rosensweig and (ii) 161 shares of Class A Common Stock held by a trust.

(6)	Consists of: (i) 231,723 shares of Class A common stock; (ii) 6,115 shares of Class A Common Stock held by Ms. Hyman’s spouse, (iii) 937 vested RSUs relating to Class A Common Stock that are subject to delayed settlement in connection with the Recapitalization Transactions; (iv) 159 vested RSUs relating to Class B Common Stock that are subject to delayed settlement in connection with Recapitalization Transactions; and (v) 21,041 RSUs relating to Class A common stock that will vest within 60 days of November 14, 2025. In connection with the consummation of the Recapitalization Transactions, it is expected that our executive officers will receive an equity award grant in connection with which they will agree to forfeit all of their outstanding equity awards as of immediately prior to the closing of the Recapitalization Transactions, including any RSUs that are subject to delayed settlement or that would vest within 60 days of November 14, 2025.

(7)	Based on a Schedule 13D filed with the SEC on October 29, 2025, by CHS US Investments LLC, CHS GP LP, CHS UGP LLC, CHS Platform Holdings Pte. Ltd. and CHS (US) Management LLC. Includes (i) 19,983,656 shares over which CHS US Investments LLC has shared voting and dispositive power, (ii) 19,983,656 shares over which CHS GP LP has shared voting and dispositive power, (iii) 19,983,656 shares over which CHS UGP LLC has shared voting and dispositive power, (iv) 19,983,656 shares over which CHS Platform Holdings Pte. Ltd. has shared voting and dispositive power and (iv) 19,983,656 shares over which CHS (US) Management LLC has shared voting and dispositive power. CHS US Investments LLC directly holds 19,983,656 shares of Class A Common Stock. CHS (US) Management LLC is the investment manager of CHS US Investments LLC. CHS GP LP is the general partner of CHS US Investments LLC. CHS UGP LLC is the general partner of CHS GP LP. CHS UGP LLC is a direct, wholly owned subsidiary of CHS Platform Holdings Pte. Ltd. The principal business address for each of the foregoing entities is 550 Madison Avenue, 34th Floor, New York, New York 10022.

(8)	Based on a Schedule 13D filed with the SEC on October 29, 2025, by Gateway Runway, LLC, Gateway Runway Intermediate Holdings, Inc., Nexus Special Situations III, L.P., Nexus Special Situations III (Cayman) L.P., Nexus Capital Management LP, Nexus Special Situations GP III, L.P., Nexus Partners III, LLC, Damian Giangiacomo, Michael Cohen and Daniel Flesh. Includes (i) 4,274,394 shares over which Gateway Runway, LLC has shared voting and dispositive power, (ii) 4,274,394 shares over which Gateway Runway Intermediate Holdings, Inc. has shared voting and dispositive power, (iii) 4,274,394 shares over which Nexus Special Situations III, L.P. has shared voting and dispositive power, (iv) 4,274,394 shares over which Nexus Special Situations III (Cayman) L.P. has shared voting and dispositive power, (v) 4,274,394 shares over which Nexus Capital Management LP has shared voting and dispositive power, (vi) 4,274,394 shares over which Nexus Special Situations GP III, L.P. has shared voting and dispositive power, (vii) 4,274,394 shares over which Nexus Partners III, LLC has shared voting and dispositive power, (viii) 4,274,394 shares over which Damian Giangiacomo has shared voting and dispositive power, (ix) 4,274,394 shares over which Michael Cohen has shared voting and dispositive power and (x) 4,274,394 shares over which Daniel Flesh has shared voting and dispositive power. Gateway Runway, LLC directly holds 4,274,394 shares of Class A Common Stock. Gateway Runway, LLC is jointly owned by Gateway Runway Intermediate Holdings, Inc. and Nexus Special Situations III, L.P. Nexus Special Situations III (Cayman) L.P. is the limited partner of Nexus Special Situations III, L.P. Nexus Capital Management LP is the investment manager of Nexus Special Situations III, L.P. and Nexus Special Situations III (Cayman) L.P. Nexus Special Situations GP III, L.P. is the general partner of Nexus Special Situations III, L.P. and Nexus Special Situations III (Cayman) L.P. Nexus Partners III, LLC is the general partner of Nexus Special Situations GP III, L.P. Mr. Giangiacomo, Mr. Cohen and Mr. Flesh are the owners of Nexus Capital Management LP and Nexus Partners III, LLC. The principal business address for each of the foregoing entities is 11111 Santa Monica Blvd., Suite 350, Los Angeles, California 90025.

(9)	Based on a Schedule 13D filed with the SEC on October 29, 2025, by S3 RR Aggregator, LLC, STORY3 Capital Partners, LLC, Rising Sons Capital, LLC and Peter Comisar. Includes (i) 4,274,394 shares over which S3 RR Aggregator, LLC has shared voting and dispositive power, (ii) 4,274,394 shares over which STORY3 Capital Partners, LLC has shared voting and dispositive power, (iii) 4,274,394 shares over which Rising Sons Capital, LLC has shared voting and dispositive power and (iv) 4,274,394 shares over which Peter Comisar has shared voting and dispositive power. S3 RR Aggregator, LLC directly holds 4,274,394 shares of Class A Common Stock. S3 RR Aggregator, LLC is jointly owned by funds managed by STORY3 Capital Partners, LLC which is wholly owned by Rising Sons Capital, LLC. Peter Comisar is the controlling member of Rising Sons Capital, LLC. The principal business address for each of the foregoing entities is 1580 N. Logan St., Suite 660, PMB 43072, Denver, Colorado 80203.

SELLING STOCKHOLDERS

The Selling Stockholders listed in the table below may from time to time offer and sell any or all of the shares of Class A Common Stock set forth below pursuant to this prospectus. When we refer to the “Selling Stockholders” in this prospectus, we refer to the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors and other permitted transferees that hold any of the Selling Stockholders’ interest in the shares of Class A Common Stock after the date of this prospectus.

The following table sets forth information concerning the shares of Class A Common Stock that may be offered from time to time by each Selling Stockholder.

We cannot advise you as to whether the Selling Stockholders will in fact sell any or all of such shares of Class A Common Stock. In particular, the Selling Stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their securities after the date on which they provided us with information regarding their securities. Any changed or new information given to us by the Selling Stockholders, including regarding the identity of, and the securities held by, each Selling Stockholder, will be set forth in a prospectus supplement or amendments to the registration statement of which this prospectus is a part, if and when necessary.

Our registration of the shares of Class A Common Stock does not necessarily mean that the Selling Stockholders will sell all or any of such Class A Common Stock. The beneficial ownership percentages set forth in the table below are based on 33,390,904 shares of Class A Common Stock issued and outstanding as of November 14, 2025. A Selling Stockholder may sell all, some or none of such securities in this offering, to the extent received by such Selling Stockholder. See “Plan of Distribution.”

	Before the Offering			After the Offering
Name of Selling Stockholder	Common Stock Beneficially Owned Prior to the Offering	Number of Shares of Class A Common Stock Being Offered	Number of Shares of Class A Common Stock Beneficially Owned After the Offered Shares of Class A Common Stock are Sold	Percentage of Outstanding Common Stock Beneficially Owned After the Offered Shares of Common Stock are Sold
CHS US Investments LLC(1)	19,983,656	19,983,656	—	*
Entities affiliated with Nexus Capital Management(2)	4,274,394	4,274,394	—	*
Entities affiliated with STORY3 Capital Partners(3)	4,274,394	4,274,394	—	*
Total Securities	28,532,444	28,532,444	—	*

*	Represents beneficial ownership of less than 1%.

(1)	See footnote number 7 to the table in the section titled “Principal Securityholders” for more information regarding CHS US Investments.

(2)	See footnote number 8 to the table in the section titled “Principal Securityholders” for more information regarding Nexus Capital Management and its affiliates.

(3)	See footnote number 9 to the table in the section titled “Principal Securityholders” for more information regarding STORY3 Capital Partners and its affiliates.

DESCRIPTION OF SECURITIES

General

The following summary describes our capital stock and certain material provisions of our Twelfth Amended Charter (“Amended Charter”) and our Second Amended and Restated Bylaws (“Amended Bylaws”) and the General Corporation Law of the State of Delaware (the “DGCL”). Because the following is only a summary, it does not contain all of the information that may be important to you and is qualified in its entirety by our Amended Charter and Amended Bylaws. For a complete description, you should read our Amended Charter and our Amended Bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Our Amended Charter authorizes capital stock consisting of:

•	300,000,000 shares of Class A Common Stock;

•	50,000,000 shares of Class B Common Stock; and

•	10,000,000 shares of preferred stock, par value $0.001 per share.

Class A Common Stock

Holders of shares of our Class A Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of our Class A Common Stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A Common Stock vote together with holders of our Class B Common Stock as a single class on all matters (including the election of directors) submitted to a vote of our stockholders, except as otherwise required by applicable law or the Amended Charter.

Holders of shares of our Class A Common Stock do not have preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the Class A Common Stock.

Class B Common Stock

In connection with the closing of the Recapitalization Transactions, all outstanding shares of our Class B Common Stock were converted into shares of Class A Common Stock on a one-for-one basis, such that no shares of Class B Common Stock remain outstanding. Ms. Hyman holds an RSU award relating to 159 shares of Class B Common Stock that is subject to delayed settlement and, following the closing of the Recapitalization Transactions, Ms. Hyman is expected to receive a new equity award in exchange for forfeiting all of her outstanding equity awards as of immediately prior to the closing of the Recapitalization Transactions, including such RSU award relating to Class B Common Stock.

Each share of our Class B Common Stock entitles its holders to 20 votes per share on all matters submitted to a vote of stockholders. The holders of shares of our Class B Common Stock do not have cumulative voting rights in the election of directors.

Each share of Class B Common Stock is convertible at any time at the option of the holder into one fully paid and nonassessable share of Class A Common Stock. Except as otherwise provided in our Amended Charter, each share of Class B Common Stock automatically converts into one fully paid and nonassessable share of Class A Common Stock upon certain sales or transfers as described in our Amended Charter. In addition, each share of Class B Common Stock converts automatically into one share of Class A Common Stock upon the date that is earlier of (i) the transfer of such share to a person that is not in the same Permitted Ownership Group (as defined in the Amended Charter) as such Permitted Class B Holder (as defined in the Amended Charter), (ii) November 1, 2028 or (iii) with respect to any shares held by any person in a Co-Founder’s Permitted Ownership Group, (A) such time as a Co-Founder is removed or resigns from the Board of Directors, or otherwise ceases to serve as a director on our Board of Directors, (B) such time as a Co-Founder ceases to be either an employee, officer or consultant, or (C) the date that is 12 months after the death or disability of a Co-Founder. Holders of shares of our Class B Common Stock vote together with holders of our Class A Common Stock as a single class on all matters (including the election of directors) submitted to a vote of our stockholders, except as otherwise required by applicable law or the Amended Charter.

There are no preemptive, subscription or redemption rights or any redemption or sinking fund provisions applicable to the Class B Common Stock.

Common Stock Dividend Rights

The holders of our Class A and Class B Common Stock (if any) are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. The time and amount of dividends are dependent upon, among other things, our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing our current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of dividends to stockholders and any other factors or considerations our board of directors may determine is relevant.

Shares of Class A and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends as may be declared and paid from time to time by our board of directors out of any legally available assets. However, in the event that a dividend is paid in the form of shares of Class A Common Stock or Class B Common Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares), then Class A Common Stockholders shall be entitled to receive shares of Class A Common Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be), and Class B Common Stockholders shall be entitled to receive shares of Class B Common Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be), with Class A Common Stockholders and Class B Common Stockholders receiving, on a per share basis, an identical number of shares of Class A Common Stock or Class B Common Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be), as applicable. Notwithstanding the foregoing, our board of directors may pay dividends per share of Class A Common Stock or Class B Common Stock that are disparate from each other in terms of the amount of such dividend payable per share, the form in which such dividend is payable, the timing of the payment, or otherwise as approved by the affirmative vote of the holders of Class A Common Stock representing a majority of the voting power of the outstanding shares of Class A Common Stock, voting separately as a single class, and the affirmative vote of the holders of Class B Common Stock representing a majority of the voting power of the outstanding shares of Class B Common Stock, voting separately as a single class.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A and Class B Common Stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Treatment of Common Stock in Reclassifications and Mergers

The affirmative vote of the holders of Class A Common Stock representing a majority of the voting power of the outstanding shares of Class A Common Stock, voting separately as a single class, and the affirmative vote of the holders of Class B Common Stock representing a majority of the voting power of the outstanding shares of Class B Common Stock, voting separately as a single class, shall be required to subdivide, combine, reclassify or otherwise change the shares of Class A Common Stock or Class B Common Stock unless the shares of the other class of common stock are concurrently subdivided, combined, reclassified or otherwise changed in the same proportion and in the same manner.

The affirmative vote of the holders of Class A Common Stock representing a majority of the voting power of the outstanding shares of Class A Common Stock, voting separately as a single class, and the affirmative vote of the holders of Class B Common Stock representing a majority of the voting power of the outstanding shares of Class B Common Stock, voting separately as a single class, shall be required to approve any merger or consolidation requiring a vote of our stockholders under applicable law unless the shares of Class A Common Stock and Class B Common Stock remain outstanding and no other consideration is received in respect thereof or such shares are converted on a pro rata basis into shares of the surviving or parent entity in such transaction having identical rights to the shares of Class A Common Stock and Class B Common Stock, respectively.

Preferred Stock

Under the terms of our Amended Charter, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, powers, preferences, privileges, qualifications, limitations and restrictions, including without limitation voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A Common Stock by restricting dividends on the Class A Common Stock, diluting the voting power of the Class A Common Stock or subordinating the liquidation rights of the Class A Common Stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A Common Stock.

Choice of Forum

Our Amended Charter provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for: (i) any derivative action, suit or proceeding brought on our behalf; (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, other employees or stockholder to us or our stockholders; (iii) any action, suit or proceeding asserting a claim arising out of or pursuant to any provision of the DGCL, our Amended Charter or our Amended Bylaws (as either may be amended or restated) or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery of the State of Delaware; and (iv) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This choice of forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or the Securities Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and our Amended Charter provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America, to the fullest extent permitted by law, are the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our Amended Charter, but there can be no assurance that the provisions would be enforced by a court in those other jurisdictions.

Moreover, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and our Amended Charter provides that the exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court.

Additionally, our Amended Charter provides that any person or entity holding, owning, or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of Nasdaq. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise or make such an attempt more difficult.

Classified Board of Directors

Our Amended Charter provides that our board of directors is divided into three classes, with the number of directors in each class being as nearly equal in number as possible. The directors in each class serve for a three-year term, one class being elected each year by our stockholders, with staggered three-year terms. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Removal of Directors

Our Amended Charter provides that members of our board of directors may be removed from office only for cause by an affirmative vote of the holders of at least two-thirds of the voting power of all of our outstanding stock entitled to vote generally in the election of directors.

Board Vacancies and Board Size

Our Amended Charter and Amended Bylaws provide that any vacant directorships, including newly created directorships, may only be filled by a majority of the directors then in office, though less than a quorum, or by the sole remaining director and the number of directors constituting the full board of directors is permitted to be set only by a resolution of the board of directors.

Stockholder Action; Special Meetings of Stockholders

Our Amended Charter provides that our stockholders may not take action by consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our Amended Bylaws or remove directors without holding a meeting of our stockholders called in accordance with our Amended Bylaws. Further, our Amended Bylaws provide that only the chairperson of our board of directors or a majority of our board of directors may call special meetings of our stockholders, thus prohibiting a stockholder from calling a special meeting. These provisions could delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

In addition, our Amended Bylaws provide an advance notice procedure for stockholder proposals or nominations to be brought before a meeting of stockholders. In order for any matter to be “properly brought” before a meeting, a stockholder must comply with advance notice and provide us with certain information and otherwise comply with the requirements set forth in our Amended Bylaws. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business or nomination before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.

These advance notice requirements as set forth in our Amended Bylaws do not apply to Lender (to the extent then subject to the Investors Rights Agreement) for so long as that certain Investor Rights Agreement.

Amendment of Certificate of Incorporation or Bylaws

Our Amended Bylaws may be amended or repealed by our board of directors or by the affirmative vote of two-thirds voting power of all of the then-outstanding shares of our voting stock entitled to vote thereon. Generally, the approval by our board of directors and the affirmative vote of the holders of two-thirds in voting power of the outstanding shares entitled to vote thereon would be required to amend our Amended Charter.

Stockholders Not Entitled to Cumulative Voting

The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our Amended Charter does not provide for cumulative voting.

Section 203 of the DGCL

We have opted out of Section 203 of the DGCL. However, our Amended Charter contains provisions that are similar to Section 203. Specifically, our Amended Charter provides that, subject to certain exceptions, we are not able to engage in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless certain requirements are met. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” or the sale of more than 10% of our assets to an “interested stockholder.” In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any affiliates or associates of such entity or person.

Corporate Opportunity Doctrine

Our Amended Charter provides that, to the fullest extent permitted by Delaware law, we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, an Excluded Opportunity. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, any director who is not an employee of ours or any of our subsidiaries (each, a “Covered Person”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation of Rent the Runway. Pursuant to Section 262 of the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation would have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates.

Transfer Agent and Registrar

Equiniti Trust Company, LLC is the transfer agent and registrar for our Class A Common Stock.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of the material U.S. federal income tax consequences of the ownership and disposition of shares of our Class A Common Stock. This discussion does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986 (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of shares of our Class A Common Stock.

This discussion is limited to shares of our Class A Common Stock that are held as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding shares of our Class A Common Stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities or currencies or traders that elect to mark-to-market their securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	S corporations, partnerships or other entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes (and investors therein);

•	real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations or governmental organizations;

•	persons deemed to sell shares of our Class A Common Stock under the constructive sale provisions of the Code;

•	persons subject to special tax accounting rules as a result of any item of gross income being taken into account in an applicable financial statement (as defined in the Code);

•	persons who received, hold or will receive shares of our Class A Common Stock pursuant to the exercise of any employee stock option or otherwise as compensation and persons who hold restricted Class A Common Stock;

•	tax-qualified retirement plans;

•	persons who own or have owned (directly, indirectly or constructively) 5% or more of our Common Stock; and

•	U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar;

If an entity treated as a partnership for U.S. federal income tax purposes holds shares of our Class A Common Stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

This discussion is for information purposes only and is not tax advice. Investors should consult their tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences of the ownership and disposition of shares of our Class A Common Stock arising under the U.S. federal estate or gift tax laws or under the laws of any state, local or non-U.S. taxing jurisdiction or under any applicable income tax treaty.

Tax Considerations Applicable to U.S. Holders

Definition of a U.S. Holder

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of shares of our Class A Common Stock that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia; or

•	an estate or trust, the income of which is subject to U.S. federal income tax regardless of its source.

Distributions on Common Stock

We do not anticipate declaring or paying cash dividends to holders of our Class A Common Stock in the foreseeable future. However, if we do make distributions of cash or property on our Class A Common Stock, such distributions will constitute dividends to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends received by a corporate U.S. Holder may be eligible for a dividends received deduction, subject to applicable limitations. Dividends received by certain non-corporate U.S. Holders, including individuals, are generally taxed at the lower applicable capital gains rate, provided that certain holding period and other requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital and first be applied against and reduce a U.S. Holder’s adjusted tax basis in its Class A Common Stock but not below zero. Any excess will be treated as capital gain and will be treated as described below under “–Sale, Exchange or Other Disposition of Common Stock.”

Sale, Exchange or Other Disposition of Common Stock

Upon a sale, exchange, or other taxable disposition of our Class A Common Stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized (not including any amount attributable to declared and unpaid dividends, which will be taxable to U.S. Holders who have not previously included such dividends in income as described above under “–Distributions on Common Stock”) and the U.S. Holder’s adjusted tax basis in our Class A Common Stock. Such capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period for our Class A Common Stock exceeded one year at the time of disposition. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, generally are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

A U.S. Holder may be subject to information reporting and backup withholding when such holder receives dividend payments or receives proceeds from the sale or other taxable disposition of the shares of our Class A Common Stock. Certain U.S. Holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. Holder will be subject to backup withholding unless such holder provides the holder’s taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules or the holder provides proof of an applicable exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Tax Considerations Applicable to Non-U.S. Holders

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of shares of our Class A Common Stock that is neither a U.S. Holder nor an entity treated as a partnership for U.S. federal income tax purposes.

Distributions on Common Stock

We do not anticipate declaring or paying cash dividends to holders of our Class A Common Stock in the foreseeable future. However, if we do make distributions of cash or property on our Class A Common Stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A Common Stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “–Sale or Other Disposition of Common Stock.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty), provided that the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) claiming such benefits. Dividends will not be subject to withholding if they are effectively connected with the conduct of a trade or business within the United States and the Non-U.S. Holder provides a valid IRS Form W-8ECI. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Disposition of Common Stock

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A Common Stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our Class A Common Stock constitute a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our Class A Common Stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our assets used or held for use in a trade or business, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our Class A Common Stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our Common Stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Common Stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our Class A Common Stock will not be subject to backup withholding, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions (including deemed distributions) on our Class A Common Stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A Common Stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. Proceeds of a disposition of our Class A Common Stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Provisions of the Code commonly referred to as “FATCA” require withholding of 30% on payments of dividends on our Class A common stock, as well as of gross proceeds of dispositions of our Class A common stock, to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under proposed regulations, the preamble to which states that taxpayers may rely on the proposed regulations until final regulations are issued, this withholding tax will not apply to the gross proceeds from the sale, exchange, redemption or other taxable disposition of our common stock. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden).

Investors should consult their tax advisors regarding the potential application of withholding under FATCA to the ownership and disposition of shares of our Class A Common Stock.

PLAN OF DISTRIBUTION

Each Selling Stockholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on Nasdaq or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling securities:

•	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

•	block trades in which the broker dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker dealer as principal and resale by the broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	in transactions through broker dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker dealers engaged by the Selling Stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

We are required to pay certain fees and expenses incurred by us that are incident to the registration of the securities. We have agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We have agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

The validity of the issuance of the securities offered hereby will be passed upon for the company by Davis Polk & Wardwell LLP. If the validity of any securities is also passed upon by counsel for the underwriters, dealers or agents of an offering of those securities, that counsel will be named in the applicable prospectus supplement.

EXPERTS

The financial statements, incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended January 31, 2025, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC with respect to the securities offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make references in this prospectus to any of our contracts, agreement or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public on the SEC’s website at http://www.sec.gov. Information about us, including certain SEC filings, is also available at our website at investors.renttherunway.com. However, the information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus.

The SEC allows us to “incorporate by reference” in this prospectus the information in other documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated or deemed to be incorporated by reference is considered to be a part of this prospectus, and any statement made in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement.

We incorporate by reference in this prospectus the documents listed below and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including those made after the date of the initial filing of the registration statement of which this prospectus is a part and prior to effectiveness of such registration statement, prior to the termination of this offering (provided, however, that we are not incorporating, in each case, any documents or information deemed to have been “furnished” under Items 2.02, 7.01 or 9.01 of Form 8-K or other information deemed to have been “furnished” and not filed in accordance with SEC rules):

•	Annual Report on Form 10-K for the fiscal year ended January 31, 2025, filed with the SEC on April 15, 2025;

•	Quarterly Reports on Form 10-Q for the fiscal quarter ended April 30, 2025, filed with the SEC on June 6, 2025, and for the fiscal quarter ended July 31, 2025, filed with the SEC on September 12, 2025;

•	Definitive Proxy Statements on Schedule 14A, filed with the SEC on May 22, 2025 and September 29, 2025 (excluding any information constituting prospective financial information); and

•	Current Reports on Form 8-K, filed with the SEC on March 5, 2025, May 16, 2025, July 11, 2025, August 21, 2025, October 7, 2025, October 22, 2025 and October 29, 2025.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been incorporated by reference in this prospectus, other than exhibits to such documents, unless such exhibits have been specifically incorporated by reference herein. Requests for such copies should be made by writing or telephoning us at the following address:

Rent the Runway, Inc.

Attention: Corporate Secretary

10 Jay Street

Brooklyn, New York 11201

(212) 524-6860

RENT THE RUNWAY, INC.

28,532,444 Shares of Class A Common Stock

Offered by the Selling Stockholders

PRELIMINARY PROSPECTUS

, 2025

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following is an estimate of the expenses (all of which are to be paid by the registrant) that we may incur in connection with securities being registered hereby.

Amount
SEC registration fee		$15,170.27
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous		*
Total	$	*

* These fees are calculated based on the securities offered and the number of issuances and accordingly cannot be defined at this time.

We will bear all costs, expenses and fees in connection with the registration of the securities, including with regard to compliance with state securities or “blue sky” laws. The Selling Stockholders, however, will bear all underwriting commissions and discounts, if any, attributable to their sale of the securities. All amounts are estimates except the SEC registration fee.

Each of the amounts set forth above, other than the registration fee, is an estimate.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Section 7.01 of the registrant’s amended and restated bylaws provides for indemnification by the registrant of its directors and officers to the fullest extent permitted by the Delaware General Corporation Law. The registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s twelfth amended and restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the registrant for which indemnification is sought.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (i) for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for a director for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, (iv) for any transaction from which the director or officer derived an improper personal benefit or (v) for an officer in any action by or in the right of the corporation. The registrant’s twelfth amended and restated certificate of incorporation provides for such limitation of liability with respect to its directors.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Item 15. Recent Sales of Unregistered Securities

Warrants

On January 31, 2023, the registrant entered into a Ninth Amendment (the “Credit Facility Amendment”) to its term loan agreement dated as of July 23, 2018, with Double Helix Pte Ltd. (“Double Helix”), an indirectly wholly owned subsidiary of Temasek Holdings (Private) Limited, as administrative agent for the lenders party thereto (as amended by the Credit Facility Amendment, the “Amended Credit Facility”). The Credit Facility Amendment provided for, among other things, (i) an extension of the maturity of the Amended Credit Facility to October 29, 2026, (ii) a reduction of the cash portion of the interest rate to 2.00% per annum through July 31, 2024, increasing to 5.00% per annum for the duration of the Amended Credit Facility (with the remainder of the total interest in each period to be paid in kind) and (iii) a 1.00% increase in the total interest rate on February 1, 2024 and on each subsequent one-year anniversary thereof for the duration of the Amended Credit Facility.

In connection with and as consideration for entering into the Credit Facility Amendment, on January 31, 2023, the registrant granted a warrant to Double Helix to purchase up to 2,000,000 shares of its Class A Common Stock, at an exercise price of $5.00 per share (the “Warrant”). The Warrant will expire on January 31, 2030 and may be net exercised at the holder’s election.

The Warrant is exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and corresponding provisions of state securities or “blue sky” laws, as a transaction by an issuer not involving a public offering. Double Helix represented that it was acquiring the Warrant and shares of Class A Common Stock issuable upon exercise of the Warrant for investment for Double Helix’s account, not as a nominee or agent, and not with a view to the public resale or distribution within the meaning of the Securities Act. Accordingly, neither the Warrant nor the shares of Class A Common Stock issuable upon exercise of the Warrant have been registered under the Securities Act and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws. Appropriate legends were affixed to the securities issued in the transaction.

Rights Offering Backstop Commitment

On October 21, 2025, the subscription period for the registrant’s previously announced $12,500,000 rights offering (the “Rights Offering”) expired. Subscribers in the Rights Offering exercised rights to purchase an aggregate of 742,956 shares of Class A Common Stock, and the gross proceeds received from subscribers in the Rights Offering was approximately $3.0 million. Pursuant to the Rights Offering Backstop Agreement, dated as of August 20, 2025 (the “Backstop Agreement”), by and among the Company and Lender, Nexus and STORY3, the Investor Group agreed to purchase all unsubscribed shares of Class A Common Stock to be issued in connection with the Rights Offering at a price of $4.08 per share (the “Backstop Commitment”). In satisfaction of the Backstop Commitment, the registrant issued an aggregate of 2,320,769 shares of Class A Common Stock to the Investor Group, of which 1,624,539 shares were purchased by Lender, 348,115 shares were purchased by Nexus and 348,115 shares were purchased by STORY3. The gross proceeds received by the registrant from the Backstop Commitment were approximately $9.5 million. All shares issued in satisfaction of the Backstop Commitment were issued in a transaction pursuant to Section 4(a)(2) of the Securities Act.

Term Loan Equitization

On October 28, 2025, in connection with the Term Loan Equitization, 7,852,558 shares were subsequently sold by Lender to Nexus and STORY3 for gross proceeds of $30.0 million. All shares issued in connection with the Term Loan Equitization were issued in a transaction pursuant to Section 4(a)(2) of the Securities Act. See
“Summary—Recent Developments”.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits.

See the Exhibit index on the page immediately preceding the signature page for a list of exhibits filed as part of this registration statement, which Exhibit index is incorporated herein by reference.

(b)	Financial statement schedules.

All financial statement schedules are omitted because they are not required or are not applicable, or the information is otherwise set forth in the consolidated financial statements and related notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in this registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to this offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to this offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to this offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in this offering made by the undersigned registrant to the purchaser.

(6)	That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brooklyn, State of New York, on November 17, 2025.

RENT THE RUNWAY, INC.

By:	/s/ Jennifer Y. Hyman
	Name:	Jennifer Y. Hyman
	Title:	Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Sid Thacker and Cara Schembri, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jennifer Y. Hyman	Chief Executive Officer and Director (principal executive officer)	November 17, 2025
Jennifer Y. Hyman

/s/ Sid Thacker	Chief Financial Officer (principal financial officer and principal accounting officer)	November 17, 2025
Sid Thacker

/s/ Teri Bariquit	Director	November 17, 2025
Teri Bariquit

/s/ Peter Comisar	Director	November 17, 2025
Peter Comisar

/s/ Dhiren Fonseca	Director	November 17, 2025
Dhiren Fonseca

/s/ Damian Giangiacomo	Director	November 17, 2025
Damian Giangiacomo

/s/ Daniel Rosensweig	Director	November 17, 2025
Daniel Rosensweig

EXHIBIT INDEX

		Incorporated by Reference
Exhibit No.	Description	Form	File No.	Exhibit	Date
3.1	Twelfth Amended and Restated Certificate of Incorporation	8-K	001-40958	3.1	10/29/2021
3.2	Certificate of Amendment to Twelfth Amended & Restated Certificate of Incorporation	8-K	001-40958	3.1	04/02/2024
3.3	Second Amended & Restated By-Laws	8-K	001-40958	3.1	10/28/2025
4.1	Specimen Class A Common Stock Certificate	S-1	333-260027	4.1	10/04/2021
4.2	Eighth Amended and Restated Investors’ Rights Agreement, dated April 30, 2020, by and among Rent the Runway, Inc. and certain of its stockholders, as amended	S-1	333-260027	4.2	10/04/2021
5.1	Opinion of Davis Polk & Wardwell LLP	-	-	-	-
10.1	Exchange Agreement, dated August 20, 2025, by and between Rent the Runway, Inc. and CHS US Investments LLC	8-K	001-40958	10.1	08/21/2025
10.2	Investor Rights Agreement, dated August 20, 2025, by and among Rent the Runway, Inc., CHS US Investments LLC, Gateway Runway, LLC, S3 RR Aggregator, LLC and entities affiliated with Jennifer Hyman	8-K	001-40958	10.2	08/21/2025
10.3	Rights Offering Backstop Agreement, dated August 20, 2025, by and among Rent the Runway, Inc. and CHS US Investments LLC, Gateway Runway, LLC and S3 RR Aggregator, LLC	8-K	001-40958	10.3	08/21/2025
10.4	Amended and Restated Credit Agreement, dated October 28, 2025, by and among Rent the Runway, Inc., CHS (US) Management LLC, and CHS US Investments LLC, Gateway Runway, LLC and S3 RR Aggregator, LLC	8-K	001-40958	10.1	10/28/2025
10.5	Stockholders Agreement, dated October 29, 2021, by and among Rent the Runway, Inc., Jennifer Hyman, entities affiliated with Bain Capital Ventures, entities affiliated with Highland Capital Partners and certain related parties	8-K	001-40958	10.1	10/29/2021
10.6	Lease, dated July 7, 2014, by and between Hartz Metro Leasehold I LLC and Rent the Runway, Inc.	S-1	333-260027	10.21	10/04/2021
10.7	Industrial Lease, dated March 31, 2018, by and between CPF BARDIN JV LP and Rent the Runway, Inc.	S-1	333-260027	10.23	10/04/2021
10.8	Lease, dated April 1, 2019, by and between 10 Jay Master Tenant LLC and Rent the Runway, Inc.	S-1	333-260027	10.24	10/04/2021
10.9	Partial Termination and Second Amendment of Lease, dated February 16, 2022, by and between 10 Jay Master Tenant LLC and Rent the Runway, Inc.	10-K	001-40958	10.27	04/14/2022
10.10+	2009 Stock Incentive Plan	S-1/A	333-260027	10.2	10/18/2021
10.11+	Form of Incentive Stock Option Agreement (2009 Plan)	S-1/A	333-260027	10.3	10/18/2021
10.12+	Form of Nonstatutory Stock Option Agreement (2009 Plan)	S-1/A	333-260027	10.4	10/18/2021
10.13+	2019 Stock Incentive Plan	S-1/A	333-260027	10.5	10/18/2021
10.14+	Form of Incentive Stock Option Agreement (2019 Plan)	S-1/A	333-260027	10.6	10/18/2021
10.15+	Form of Nonstatutory Stock Option Agreement (2019 Plan)	S-1/A	333-260027	10.7	10/18/2021
10.16+	Form of Restricted Stock Unit Agreement (2019 Plan)	S-1/A	333-260027	10.8	10/18/2021
10.17+	Amended and Restated 2021 Incentive Award Plan	S-1/A	333-260027	10.9	10/22/2021
10.18+	Form of Stock Option Agreement (2021 Plan)	S-1/A	333-260027	10.10	10/18/2021
10.19+	Form of Restricted Stock Unit Agreement (2021 Plan)	S-1/A	333-260027	10.11	10/18/2021
10.20+	Form of Restricted Stock Unit Agreement (2021 Plan) (Mandatory Sell-to-Cover Election)	S-1/A	333-260027	10.12	10/18/2021
10.21+	Form of Indemnification Agreement between Rent the Runway, Inc. and each of its directors and executive officers	S-1/A	333-260027	10.1	10/18/2021
10.22+	Non-Employee Director Compensation Plan	10-K	001-40958	10.13	4/15/2025
10.23+	2021 Employee Stock Purchase Plan	S-1/A	333-260027	10.14	10/22/2021
10.24+	Amended and Restated Employment Agreement, by and between Rent the Runway, Inc. and Jennifer Y. Hyman, dated October 5, 2021	S-1/A	333-260027	10.15	10/18/2021
10.25+	Amendment to Amended and Restated Employment Agreement by and between Rent the Runway, Inc. and Jennifer Y. Hyman, dated May 18, 2022	10-Q	001-40958	10.1	6/10/2022
10.26+	Amendment to Amended and Restated Employment Agreement by and between Rent the Runway, Inc. and Jennifer Y. Hyman, dated February 25, 2025	10-K	001-40958	10.17	4/15/2025
10.27+	Amendment to Amended and Restated Employment Agreement by and between Rent the Runway, Inc. and Jennifer Y. Hyman, dated August 20, 2025	S-1/A	333-290358	10.31	9/29/2025
10.28+	Form of Retention Bonus Letter	10-Q	001-40958	10.1	12/06/2023
10.29+	Officer Letter Amendment, between Rent the Runway, Inc. and Siddharth Thacker, dated April 11, 2023	8-K	001-40958	10.1	4/12/2023
10.30+	Amended and Restated Executive Severance Plan	10-K	001-40958	10.33	4/11/2024
10.31+	Transaction Bonus Plan	8-K	001-40958	10.1	05/21/2024
10.32+	Amendment No. 1 to Transaction Bonus Plan	10-Q	001-40958	10.1	09/12/2025
10.33+	Amendment No. 2 to Transaction Bonus Plan	8-K	001-40958	10.5	08/21/2025
10.34+	Form of Special Retention Program Letter	10-K	001-40958	10.32	4/15/2025
10.35+	Second Amended and Restated 2021 Incentive Award Plan	S-8	333-291155	99.1	10/29/2025
21.1	Subsidiaries of the registrant	10-K	001-40958	21.1	04/15/2025
23.1	Consent of PricewaterhouseCoopers LLP	-	-	-	-
23.2	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)	-	-	-	-
24.1	Power of Attorney (included on signature page)	-	-	-	-
107	Filing Fee Table	-	-	-	-

____________________

+ Indicates management contract or compensatory plan